Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 21, 2013

Justin Kisner, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Amendment No. 1 to Form S-1
Filed February 1, 2013
File No. 333-184910

First Rate Staffing Corporation
Amendment No. 1 to Form 8-K
Filed February 1, 2013
File No. 000-54427

Dear Mr. Kisner:

I am writing on behalf of First Rate Staffing Corporation (the “Company”). The Company is in receipt of your recent comment letters dated February 11, 2013 with respect to the above-referenced filings. The Company is working diligently to address the outstanding comments regarding the Form S-1/A and Form 8-K/A that were concurrently filed on February 1, 2013.

Due to the Company’s need to complete preparation of financial statements for the period ended December 31, 2012 and the related audit, the Company does not plan on being able to file the updated financial statements and full responses until approximately April 1, 2013. However, the Company will attempt to address non-financial and non-accounting comments by filing amended versions of Form S-1/A and Form 8-K/A and comment responses prior to such time, most probably by the middle of March 2013.

For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338. In addition, we request that electronic copies of any comment letters or other correspondence from the Commission to the Company be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel
Anthony A. Patel, Esq. Cassidy & Associates